Ryman Hospitality Properties, Inc.

One Gaylord Drive

Nashville, Tennessee 37214

June 1, 2020

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance, Office of Real Estate and Construction

100 F Street, NE

Washington, D.C. 20549-3233

Attention: Ronald E. Alper, Esq.

Re:	RHP Hotel Properties, LP
RHP Finance Corporation
Registration Statement on Form S-4
Filed May 20, 2020
File No. 333-238530-09 (the “Registration Statement”)

Dear Mr. Alper:

In accordance with Rules 460 and 461 under the Securities Act of 1933, as amended, Ryman Hospitality Properties, Inc. (“Parent”), its subsidiaries RHP Hotel Properties, LP (the “Operating Partnership”) and RHP Finance Corporation (together with the Operating Partnership, the “Issuers”), and certain other of its 100% owned subsidiaries (such other subsidiaries and Parent, the “Guarantors,” and together with the Issuers, the “Co-Registrants”) hereby request that their Registration Statement be made effective at 4:00 p.m. New York City time, on June 2, 2020, or as soon thereafter as is practicable.

Please contact F. Mitchell Walker, Jr. of Bass, Berry & Sims PLC, at (615) 742-6275 or by email at MWalker@bassberry.com with any questions you may have regarding this request. In addition, please notify Mr. Walker when this request for acceleration has been granted.

[Signature Page Follows]

Very truly yours,

RYMAN HOSPITALITY PROPERTIES, INC.

By:	/s/ Scott J. Lynn
Name:	Scott J. Lynn
Title:	Executive Vice President, General Counsel & Secretary

RHP HOTEL PROPERTIES, LP

By:	RHP Partner, LLC, its sole general partner

By:	/s/ Scott J. Lynn
Name: Scott J. Lynn
Title: Vice President & Secretary

RHP FINANCE CORPORATION

By:	/s/ Scott J. Lynn
Name:	Scott J. Lynn
Title:	Vice President & Secretary

RHP PROPERTY GP, LP RHP PROPERTY GT, LP

By:	Opryland Hospitality, LLC, their sole general partner

By:	/s/ Scott J. Lynn
	Name:	Scott J. Lynn
	Title:	Vice President & Secretary

RHP PROPERTY GT, LLC RHP PROPERTY NH, LLC OPRYLAND HOSPITALITY, LLC RHP HOTELS, LLC RHP PARTNER, LLC

By:	/s/ Scott J. Lynn
	Name:	Scott J. Lynn
	Title:	Vice President & Secretary